Exhibit 99.1

News Release 2016-54

For further information, please contact:

Intelsat

Dianne VanBeber

Vice President, Investor Relations and Corporate Communications

dianne.vanbeber@intelsat.com

+1 703-559-7406

Intelsat Announces Final Results of Exchange Offer for

Certain Notes of Intelsat Jackson Holdings S.A.

Luxembourg, 27 September 2016

Intelsat S.A. (NYSE: I), operator of the world’s first Globalized Network, powered by its leading satellite backbone, today announced the final results for the previously announced private exchange offer by its wholly-owned subsidiary, Intelsat Jackson Holdings S.A. (“Intelsat Jackson”). On August 29, 2016, Intelsat Jackson offered to exchange (the “Exchange Offer”) any and all of its outstanding $141,798,000 principal amount of 6.625% Senior Notes due 2022 Notes (the “2022 Notes”) held by Eligible Holders (as defined in the confidential offering memoramdum describing the terms of the Exchange Offer (the “Offering Memorandum”)) for cash and newly issued 8.00% Senior Secured Notes due 2024 (the “New 2024 Notes”). The New 2024 Notes constitute part of a single class of securities together with the existing 8.00% Senior Secured Notes due 2024 (the “Existing 2024 Notes,” and together with the New 2024 Notes, the “2024 Notes”) for all purposes, and have the same terms as the Existing 2024 Notes except as otherwise described in the Offering Memorandum.

On September 15, 2016, tenders from holders of approximately $141,423,000, or 99.74%, of the aggregate principal amount of outstanding 2022 Notes were accepted in the Exchange Offer. The Exchange Offer expired on September 26, 2016, and no additional tenders were received.

The New 2024 Notes have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or any other applicable securities laws and, unless so registered, the New 2024 Notes may not be offered, sold, pledged or otherwise transferred in the United States, or to or for the account or benefit of any U.S. person, except pursuant to an exemption from the registration requirements of the Securities Act.

Questions regarding the Exchange Offer may be directed to Intelsat Jackson at the following email address: Attn: Investor Relations, Email: investor.relations@intelsat.com.

This press release does not constitute an offer to purchase securities or a solicitation of an offer to sell any securities or an offer to sell or the solicitation of an offer to purchase any new securities, nor does it constitute an offer or solicitation in any jurisdiction in which such offer or solicitation is unlawful.

About Intelsat

Intelsat S.A. (NYSE: I) operates the world’s first Globalized Network, powered by its leading satellite backbone, delivering high-quality, cost-effective video and broadband services anywhere in the world. Intelsat’s Globalized Network combines the world’s largest satellite backbone with terrestrial infrastructure, managed services and an open, interoperable architecture to enable customers to drive revenue and reach through a new generation of network services. Thousands of organizations serving billions of people worldwide rely on Intelsat to provide ubiquitous broadband connectivity, multi-format video broadcasting, secure satellite communications and seamless mobility services. The end result is an entirely new world, one that allows us to envision the impossible, connect without boundaries and transform the ways in which we live.

Intelsat Safe Harbor Statement

Statements in this news release, including statements regarding the Exchange Offer, constitute “forward-looking statements” that do not directly or exclusively relate to historical facts. When used in this release, the words “may,” “will,” “might,” “should,” “expect,” “plan,” “anticipate,” “project,” “believe,” “estimate,” “predict,” “intend,” “potential,” “outlook,” and “continue,” and the negative of these terms, and other similar expressions are intended to identify forward-looking statements and information.

The forward-looking statements reflect Intelsat’s intentions, plans, expectations, anticipations, projections, estimations, predictions, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors, many of which are outside of Intelsat’s control. Important factors that could cause actual results to differ materially from the expectations expressed or implied in the forward-looking statements include known and unknown risks. Known risks include, among others, market conditions and the risks described in Intelsat’s annual report on Form 20-F for the year ended December 31, 2015, quarterly report on Form 6-K for the period ended June 30, 2016, and its other filings with the U.S. Securities and Exchange Commission.

Because actual results could differ materially from Intelsat’s intentions, plans, expectations, anticipations, projections, estimations, predictions, assumptions and beliefs about the future, you are urged to view all forward-looking statements with caution. Intelsat does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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